Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 31,	January 1,
	2010	2010
	(In millions, except ratios)
Earnings:
Net income	$315.0	$244.0
Plus: Income Taxes	158.4	122.0
Fixed charges	43.6	39.5
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(1.7)	—
Undistributed earnings in equity investments	—	—

	$515.3	$405.5

Fixed Charges:
Interest expense	$38.2	$36.4
Plus: Interest capitalized during the period	1.7	—
Interest portion of rental expense	3.7	3.1

	$43.6	$39.5

Ratio of Earnings to Fixed Charges	11.82	10.27